

May 8, 2015

Mr. Brad W. Buss
Chief Financial Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

> **Re: SolarCity Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **Form 8-K**
> **Filed February 18, 2015**
> **File No. 1-35758**

Dear Mr. Buss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Revenue Recognition, page 46

1. Please explain why you believe the arrangement consideration is not fixed or determinable for the solar energy systems sold under MyPower contracts. Provide us with a summary of the relevant terms and conditions of the sales and loan agreements. Tell us the specific accounting guidance you relied on in your determination.

Note 11. Indebtedness, page 105

2. In connection with the issuance of the convertible senior notes in September 2014 and October 2014, you entered into capped call option agreements to reduce the potential dilution to holders of your common stock upon conversion of the convertible senior notes. Please address the following in regards to these capped call agreements:
    - Please provide us with a summary of the key terms of these agreements, including provisions that could cause adjustments to the initial strike and cap prices and any

provisions that could affect your ability to choose net cash settlement or settlement in shares. Correspondingly address how your evaluation of these terms led you to determine that equity classification would be appropriate pursuant to ASC 815-40;

- Please help us understand what will happen with the capped calls when notes are converted; and
- Please expand your disclosures to discuss the key terms of these transactions and correspondingly how they reduce dilution to potential to holders of your common stock.

Form 8-K Filed February 18, 2015

Exhibit 99.1

Definitions

3. Please clarify in your definition of retained value as to whether MyPower loans are included in this metric. Your disclosures currently indicate that this metric excludes consumer loan energy contracts; however, your disclosures elsewhere in this exhibit indicate that MyPower loans have been reflected in your measures of both nominal contracted payments remaining and retained value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief